Exhibit 99.1

Dr. Reddy’s Laboratories Ltd.

8-2-337, Road No. 3, Banjara Hills,

Hyderabad - 500 034, Telangana,

India.

CIN : L85195TG1984PLC004507

Tel      : +91 40 4900 2900

Fax     : +91 40 4900 2999

Email : mail@drreddys.com

www.drreddys.com

November 5, 2024

National Stock Exchange of India Ltd. (Scrip Code: DRREDDY-EQ)

BSE Limited (Scrip Code: 500124)

New York Stock Exchange Inc. (Stock Code: RDY)

NSE IFSC Ltd. (Stock Code: DRREDDY)

Dear Sir/Madam,

Sub: Disclosure under Regulation 30 of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015 (“SEBI Listing Regulations”) – Board meeting outcome

We would like to inform that the Board of Directors of the Company at its meeting held on November 5, 2024, has inter alia approved the following:

1.	Financial results

a.	Unaudited Consolidated Financial Results of the Company and its subsidiaries for the quarter and half-year ended September 30, 2024, prepared in compliance with International Financial Reporting Standards (IFRS) as issued by International Accounting Standards Board (IASB);

b.	Press Release on Unaudited Financial Results of the Company for the above period.

c.	Unaudited Consolidated Financial Results of the Company and its subsidiaries for the quarter and half-year ended September 30, 2024, as per Indian Accounting Standards.

d.	Unaudited Standalone Financial Results of the Company for the quarter and half-year ended September 30, 2024, as per Indian Accounting Standards.

Pursuant to Regulation 33 of the SEBI Listing Regulations, the Limited Review Reports of the Statutory Auditors on the Unaudited Standalone and Consolidated Financial Results as mentioned at serial nos. (c) & (d) are also enclosed.

2.	Investment in step-down wholly owned subsidiary company

Approval of the fund infusion by way of investment in equity shares of Dr. Reddy’s Laboratories LLC, Russia, a step-down wholly-owned subsidiary, upto an amount of Rs.600 Crores. The fund will be used for working capital requirements.

The requisite details as required under SEBI Listing Regulations, read with the SEBI Circular No. SEBI/HO/CFD/CFD-PoD-1/P/CIR/2023/123 dated July 13, 2023, will be disclosed to the stock exchange(s) after approval of the Board of the said step-down wholly-owned subsidiary.

The Board Meeting commenced at 9:00 a.m. IST and concluded at 3:45 p.m. IST.

This is for your information and record.

Thanking you.

Yours faithfully,

For Dr. Reddy’s Laboratories Limited

K Randhir Singh

Company Secretary, Compliance Officer & Head-CSR

Encl: as above

CONTACT
DR. REDDY'S LABORATORIES LTD.	Investor relationS		Media relationS
8-2-337, Road No. 3, Banjara Hills, Hyderabad - 500034. Telangana, India.	Richa Periwal AISHWARYA SITHARAM	richaperiwal@drreddys.com aishwaryasitharam@drreddys.com	USHA IYER ushaiyer@drreddys.com

Dr. Reddy’s Q2 & H1FY25 Financial Results

Hyderabad, India, November 5, 2024: Dr. Reddy’s Laboratories Ltd. (BSE: 500124 | NSE: DRREDDY | NYSE: RDY | NSEIFSC: DRREDDY) today announced its consolidated financial results for the quarter and half year ended September 30, 2024. The information mentioned in this release is based on consolidated financial statements under International Financial Reporting Standards (IFRS).

	Q2FY25	H1FY25

Revenues	₹ 80,162 Mn [Up: 17% YoY; 4% QoQ]	₹ 156,889 Mn [Up: 15% YoY]

Gross Margin	59.6% [Q2FY24: 58.7%; Q1FY25: 60.4%]	60.0% [H1FY24: 58.7%]

SG&A Expenses	₹ 23,007 Mn [Up: 22% YoY; 1% QoQ]	₹ 45,698 Mn [Up: 25% YoY]

R&D Expenses	₹ 7,271 Mn [9.1% of Revenues]	₹ 13,464 Mn [8.6% of Revenues]

EBITDA	₹ 22,803 Mn [28.4% of Revenues]	₹ 44,402 Mn [28.3% of Revenues]

Profit before Tax	₹ 19,167 Mn [Flat YoY; Up: 2% QoQ]	₹ 37,988 Mn [Up: 1% YoY]

Profit after Tax before Non-Controlling Interest	₹ 13,415 Mn [Down: 9% YoY; 4% QoQ]	₹ 27,335 Mn [Down: 5% YoY]

Profit after Tax attributable to Equity Holders	₹ 12,553 Mn [Down: 15% YoY; 10% QoQ]	₹ 26,473 Mn [Down: 8% YoY]

Commenting on the results, Co-Chairman & MD, G V Prasad said:

“We delivered another good quarter and maintained the growth momentum across businesses. We made progress on our future growth drivers, operationalized our venture with Nestlé and completed the acquisition of Nicotinell® and related brands. We will continue to drive efficiency, strengthen our core businesses, and positively impact patient lives through science and innovation.”

1

All amounts in millions, except EPS	All US dollar amounts based on convenience translation rate of 1 USD = ₹83.76

Dr. Reddy’s Laboratories Limited & Subsidiaries

Revenue Mix by Segment for the quarter

Particulars	Q2FY25	Q2FY24	YoY	Q1FY25	QoQ
	(₹)	(₹)	Gr %	(₹)	Gr%
Global Generics	71,576	61,084	17	68,858	4
North America	37,281	31,775	17	38,462	(3)
Europe	5,770	5,286	9	5,265	10
India	13,971	11,860	18	13,252	5
Emerging Markets	14,554	12,163	20	11,878	23
Pharmaceutical Services and Active Ingredients (PSAI)	8,407	7,034	20	7,657	10
Others	179	684	(74)	212	(16)
Total	80,162	68,802	17	76,727	4

Revenue Mix by Segment for the half year

Particulars	H1FY25	H1FY24	YoY
	(₹)	(₹)	Gr%
Global Generics	140,434	121,167	16
North America	75,743	63,776	19
Europe	11,035	10,333	7
India	27,223	23,342	17
Emerging Markets	26,433	23,716	11
PSAI	16,064	13,743	17
Others	391	1,276	(69)
Total	156,889	136,186	15

2

Consolidated Income Statement for the quarter

Particulars	Q2FY25		Q2FY24		YoY	Q1FY25		QoQ
	($)	(₹)	($)	(₹)	Gr %	($)	(₹)	Gr%
Revenues	957	80,162	821	68,802	17	916	76,727	4
Cost of Revenues	387	32,393	339	28,434	14	363	30,383	7
Gross Profit	570	47,769	482	40,368	18	553	46,344	3
% of Revenues		59.6%		58.7%			60.4%
Selling, General & Administrative Expenses	275	23,007	224	18,795	22	271	22,691	1
% of Revenues		28.7%		27.3%			29.6%
Research & Development Expenses	87	7,271	65	5,447	33	74	6,193	17
% of Revenues		9.1%		7.9%			8.1%
Impairment of Non-Current Assets, net	11	924	1	55	1580	0	5
Other (Income)/Expense, net	(12)	(984)	(21)	(1,796)	(45)	(6)	(470)	109
Results from Operating Activities	210	17,551	213	17,867	(2)	214	17,925	(2)
Finance (Income)/Expense, net	(19)	(1,555)	(15)	(1,225)	27	(10)	(837)	86
Share of Profit of Equity Accounted Investees, net of tax	(1)	(61)	(1)	(42)	45	(1)	(59)	3
Profit before Income Tax	229	19,167	228	19,134	0	225	18,821	2
% of Revenues		23.9%		27.8%			24.5%
Income Tax Expense	69	5,752	52	4,334	33	59	4,901	17
Profit for the Period	160	13,415	177	14,800	(9)	166	13,920	(4)
% of Revenues		16.7%		21.5%			18.1%
Attributable to Equity holders of the parent company	150	12,553	177	14,800	(15)	166	13,920	(10)
Attributable to Non-controlling interests	10	862	-	-	-	-	-	-
Diluted Earnings per Share (EPS)^	0.18	15.04	0.21	17.76	(15)	0.20	16.69	(9)

^	Historical numbers re-casted basis the increased number of shares post share split

EBITDA Computation for the quarter

Particulars	Q2FY25		Q2FY24		Q1FY25
	($)	(₹)	($)	(₹)	($)	(₹)
Profit before Income Tax	229	19,167	228	19,134	225	18,821
Interest (Income) / Expense, net*	(15)	(1,262)	(14)	(1,166)	(12)	(1,037)
Depreciation	31	2,629	29	2,437	30	2,508
Amortization	16	1,346	16	1,353	16	1,302
Impairment	11	924	1	55	0	5
EBITDA	272	22,803	260	21,813	258	21,599
% of Revenues		28.4%		31.7%		28.2%

*	Includes income from Investment

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Consolidated Income Statement for the half year

Particulars	H1FY25		H1FY24		YoY
	($)	(₹)	($)	(₹)	Gr %
Revenues	1,873	156,889	1,626	136,186	15
Cost of Revenues	749	62,776	672	56,265	12
Gross Profit	1,124	94,113	954	79,921	18
% of Revenues		60.0%		58.7%
Selling, General & Administrative Expenses	546	45,698	436	36,497	25
% of Revenues		29.1%		26.8%
Research & Development Expenses	161	13,464	125	10,431	29
% of Revenues		8.6%		7.7%
Impairment of Non-Current Assets, net	11	929	1	66	1308
Other (Income)/Expense, net	(17)	(1,454)	(31)	(2,576)	(44)
Results from Operating Activities	424	35,476	424	35,503	(0)
Finance (Income)/Expense, net	(29)	(2,392)	(24)	(2,009)	19
Share of Profit of Equity Accounted Investees, net of tax	(1)	(120)	(1)	(85)	41
Profit before Income Tax	454	37,988	449	37,597	1
% of Revenues		24.2%		27.6%
Income Tax Expense	127	10,653	105	8,772	21
Profit for the Period	326	27,335	344	28,825	(5)
% of Revenues		17.4%		21.2%
Attributable to Equity holders of the parent company	316	26,473	344	28,825	(8)
Attributable to Non-controlling interests	10	862	-	-	-
Diluted Earnings per Share (EPS)^	0.39	31.73	0.41	34.58	(8)

^	Historical numbers re-casted basis the increased number of shares post share split

EBITDA Computation for the half year

Particulars	H1FY25		H1FY24
	($)	(₹)	($)	(₹)
Profit before Income Tax	454	37,988	449	37,597
Interest (Income) / Expense, net*	(27)	(2,300)	(22)	(1,851)
Depreciation	61	5,137	56	4,718
Amortization	32	2,648	32	2,656
Impairment	11	929	1	66
EBITDA	530	44,402	516	43,186
% of Revenues		28.3%		31.7%

Key Balance Sheet Items

Particulars	As on 30th Sep 2024		As on 30th Jun 2024		As on 30th Sep 2023
	($)	(₹)	($)	(₹)	($)	(₹)
Cash and Cash Equivalents and Other Investments	767	64,274	1,141	95,599	833	69,784
Trade Receivables	1,008	84,398	968	81,088	832	69,722
Inventories	860	72,039	819	68,568	676	56,592
Property, Plant, and Equipment	1,035	86,693	959	80,343	841	70,478
Goodwill and Other Intangible Assets	1,240	103,892	494	41,374	493	41,278
Loans and Borrowings (Current & Non-Current)	580	48,540	366	30,675	158	13,230
Trade Payables	427	35,776	407	34,109	364	30,485
Equity	3,692	309,283	3,518	294,627	3,022	253,086

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Key Business Highlights [for Q2FY25]

•	Completed acquisition of the Nicotine Replacement Therapy (‘NRT’) portfolio outside of the United States and paid upfront cash consideration of GBP 458 million.

•	Operationalized, Dr. Reddy’s and Nestlé Health Science Limited, in August 2024 to undertake the business of nutraceutical products and supplements in India and Nepal. 49% of the shares in the subsidiary transferred to Nestlé India.

•	Secured Marketing Authorization from European Commission for our rituximab biosimilar, following a positive opinion from the CHMP of the European Medicines Agency.

•	Received approval from the USFDA for Investigational New Drug (IND) application for AUR-112, a highly differentiated potent and selective inhibitor of MALT1, being developed for treatment of lymphoid malignancies.

•	Entered into a non-exclusive patent licensing agreement with Takeda to commercialise Vonoprazan, a novel gastrointestinal drug, in India.

ESG & other Updates [for Q2FY25]

•	Recognised amongst ‘Top 15’ India's Most Sustainable Companies, 2024 by Businessworld India

•	Received ‘ESG Excellence Award’ 2024 in the ‘Large-cap Pharmaceuticals & Healthcare’ category by KPMG India

•	‘Voluntary Action Indicated’ (VAI) classification by the United States Food and Drug Administration (USFDA) for two of our formulations manufacturing facilities in Duvvada, Visakhapatnam (FTO 7 and FTO 9), following their routine GMP inspection in May 2024 as well as our API manufacturing facility (CTO-6) in Srikakulam, Andhra Pradesh, following their GMP Inspection in June 2024.

•	Product-specific Pre-Approval Inspection (PAI) completed by the USFDA at our formulations manufacturing facility (FTO SEZ PU1) in Srikakulam, Andhra Pradesh in August 2024 and issued a Form 483 with three observations. The response to the observations were submitted within stipulated timelines.

•	Routine Good Manufacturing Practice (GMP) inspection concluded by the USFDA at our R&D centre in Bachupally, Hyderabad in September, 2024, with zero observations.

•	Alteration in share capital of the Company by sub-division/ split of existing equity shares of face value of ₹5 each, fully paid up, including the American Depository Shares, into 5 equity shares of ₹1 each, fully paid-up, approved by the shareholders as well as the Board of Directors of the Company.

5

Revenue Analysis

•	Q2FY25 consolidated revenues at ₹80.2 billion, YoY growth of 17% and sequential growth of 4%. YoY growth was primarily driven by growth in global generics revenues. QoQ growth was primarily driven by global generics revenues in Emerging Markets, India, Europe as well as PSAI.

H1FY25 consolidated revenues at ₹156.9 billion, YoY growth of 15%. The growth was driven by strong performances in global generics in North America, India, Emerging Markets as well as PSAI.

Global Generics (GG)

•	Q2FY25 revenues at ₹71.6 billion, YoY growth of 17% and QoQ growth of 4%. YoY growth was broad-based, driven by improved sales volumes and new product launches. Sequential growth was primarily driven by Emerging Markets and Europe.

H1FY25 revenues at ₹140.4 billion, a YoY growth of 16%. The growth was across all markets, driven by increase in sales volumes.

North America

•	Q2FY25 revenues at ₹37.3 billion, YoY growth of 17% and QoQ decline of 3%. YoY growth was largely on account of increase in sales volumes, partly offset by price erosion. Sequential decline was due to decrease in sales volumes.

H1FY25 revenues at ₹75.7 billion, YoY growth of 19%. The growth was largely on account of increase in sales volumes, partially offset by price erosion.

•	During the quarter, we launched four new products in the region, all of which were launched in the U.S. A total of 7 products were launched during the half year ended September 30, 2024.

•	During the quarter, we filed two new Abbreviated New Drug Applications (ANDAs) with the USFDA, taking our year-to-date ANDA filing count to three. As of September 30, 2024, 80 generic filings were pending approval from the USFDA. These comprise of 75 ANDAs and five New Drug Applications (NDAs) filed under Section 505(b)(2) route of the US Federal Food, Drug, and Cosmetic Act. Of the 75 ANDAs, 44 are Paragraph IV applications, and we believe that 22 of these have the ‘First to File’ status.

Europe

•	Q2FY25 revenues at ₹5.8 billion, YoY growth of 9% and QoQ growth of 10%. YoY growth was primarily on account of leveraging the portfolio to launch new products, partly offset by price erosion. QoQ growth was primarily on account of new product launches.

-	Germany at ₹3.2 billion, YoY growth of 21% and QoQ growth of 16%.

-	UK at ₹1.6 billion, YoY decline of 7% and QoQ growth of 3%.

-	Rest of Europe at ₹0.9 billion, YoY growth of 4% and QoQ growth of 2%.

H1FY25 revenues at ₹11.0 billion, YoY growth of 7%. The growth was primarily on account of new product launches and momentum in base business, partly offset by price erosion.

-	Germany at ₹6.0 billion, YoY growth of 17%.

-	UK at ₹3.2 billion, YoY decline of 7%.

-	Rest of Europe at ₹1.8 billion, YoY growth of 2%.

•	During the quarter, we launched 8 new products in the region, taking the year-to-date total to 20.

6

India

•	Q2FY25 revenues at ₹14.0 billion, YoY growth of 18% and QoQ growth of 5%. YoY growth was led by revenues from the vaccine portfolio in-licensed from Sanofi, new products launched as well as price increases. QoQ growth was on account of increase in sales volumes and price, as well as new product launches. As per IQVIA, our IPM rank was maintained at 10 for the quarter.

•	H1FY25 revenues at ₹27.2 billion, YoY growth of 17%. YoY growth was largely on account of revenues from in-licensed vaccine portfolio, new products launched as well as higher prices.

•	During the quarter, we launched three new brands in the country, taking the year-to-date total to 16. We also integrated the nutraceutical products under our subsidiary, ‘Dr. Reddy’s and Nestlé Health Science Limited’ during the quarter.

Emerging Markets

•	Q2FY25 revenues at ₹14.6 billion, YoY growth of 20% and QoQ growth of 23%. YoY growth is attributable to market share expansion as well as new product launches. QoQ growth was primarily due to higher volumes in the base business.

-	Revenues from Russia at ₹6.9 billion, YoY growth of 18% and QoQ growth of 24%.

-	YoY growth was due to higher sales volumes and price and new product launches, partly offset by unfavorable currency exchange rate movements.

-	QoQ growth was largely on account of market share expansion.

-	Revenues from other Commonwealth of Independent States (CIS) countries and Romania at ₹2.1 billion, YoY decline of 2% and QoQ growth of 12%.

-	YoY decline was primarily on account of decline in base business volumes.

-	QoQ growth was largely driven by higher base business volumes and increase in prices.

-	Revenues from Rest of World (RoW) territories at ₹5.6 billion, YoY growth of 32% YoY and QoQ growth of 26%.

-	YoY growth was due to momentum in base business and contribution from new products.

-	QoQ growth was largely driven by increase in base business volumes.

•	H1FY25 revenues at ₹26.4 billion, YoY growth of 11%. The growth is attributable to market share expansion and new product launches, partly offset by unfavorable forex.

-	Revenues from Russia at ₹12.4 billion, YoY growth of 9%. The growth was largely on account of price increases in certain brands and improved volumes, partially offset by unfavorable currency exchange rate movements.

-	Revenues from other CIS countries and Romania at ₹4.1 billion, YoY decline of 2%. The decline was largely on account of lower sales volumes.

-	Revenues from RoW territories at ₹10.0 billion, YoY growth of 22%. The growth is largely attributable to higher base business volumes and new product launches.

•	During the quarter, we launched 22 new products across various countries in the region, taking the year-to-date total to 39.

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Pharmaceutical Services and Active Ingredients (PSAI)

•	Q2FY25 revenues at ₹8.4 billion, YoY growth of 20% and QoQ growth of 10%. YoY and QoQ growth was mainly driven by momentum in base business volumes, growth in services business and revenues from new products.

•	H1FY25 revenues at ₹16.1 billion, with a growth of 17% YoY. The growth was mainly driven by market share expansion, growth in services business and revenues from new products.

•	During the quarter, we filed 22 Drug Master Files (DMFs) globally, taking the year-to-date count to 36.

Income Statement Highlights:

Gross Margin

•	Q2FY25 at 59.6% (GG: 63.1%, PSAI: 30.0%), a YoY increase of 92 basis points (bps) and a QoQ decline of 81 bps. The YoY increase was on account of improvement in product mix and overhead leverage, partly offset by price erosion. On a sequential basis, the decline was primarily on account of change in mix.

H1FY25 at 60.0% (GG: 63.9%, PSAI: 26.7%), a YoY increase by 130 bps YoY. The expansion in margin was on account of favourable product mix and productivity cost savings, partially offset by price erosion in select markets.

Selling, General & Administrative (SG&A) Expenses

•	Q2FY25 at ₹23.0 billion, YoY increase of 22% and QoQ increase of 1%.

We incurred one-time acquisition related costs towards NRT portfolio. Excluding the same, SG&A spend was at 28% of sales.

H1FY25 at ₹45.7 billion, YoY increase of 25%.

The increase is largely on account of higher investments in sales & marketing activities to strengthen our existing brands, new business initiatives, including scaling up ‘Over-the-Counter’ (OTC) and consumer health businesses, as well as higher personnel and freight expenses.

Research & Development (R&D) Expenses

•	Q2FY25 at ₹7.3 billion. As % to Revenues – Q2FY25: 9.1% | Q2FY24: 7.9% | Q1FY25: 8.1%.

H1FY25 at ₹13.5 billion. As % to Revenues – H1FY25: 8.6% | H1FY24: 7.7%.

R&D investments is related to our ongoing development efforts across generics, biosimilars, as well as our novel oncology assets.

Other Operating Income

•	Q2FY25 at ₹1.0 billion as compared to ₹ 1.8 billion in Q2FY24.

H1FY25 at ₹1.5 billion as compared to ₹ 2.6 billion in H1FY24.

Net Finance Income

•	Q2FY25 at ₹1.6 billion compared to ₹1.2 billion in Q2FY24.

H1FY25 at ₹2.4 billion as compared to ₹2.0 billion in H1FY24.

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Profit before Tax

•	Q2FY25 at ₹19.2 billion, flat YoY and a QoQ growth of 2%. As % to Revenues – Q2FY25: 23.9% | Q2FY24: 27.8% | Q1FY25: 24.5%.

Excluding the impact of aforesaid mentioned one-time acquisition related cost and impairment charge on non-current assets; underlying profit before tax stood at 25.7% of revenues.

H1FY25 at ₹38.0 billion, a YoY increase of 1%. As % to Revenues – H1FY25: 24.2% | H1FY24: 27.6%.

Income Tax

•	Q2FY25 at ₹5.8 billion. As % to PBT – Q2FY25: 30% | Q2FY24: 22.7% | Q1FY25: 26%.

The higher tax for the quarter is on account of reversal of a Deferred Tax Asset of Rs. 0.48 billion, created in earlier period on land, pursuant to the amendment in the Finance Act 2024, resulting in withdrawal of indexation benefit. Excluding the impact of this one-time reversal, adjusted effective tax rate for the quarter on the underlying PBT is 25.9%.

H1FY25: The ETR was 28.0% as compared to 23.3% in H1FY24.

Profit after Tax before Non-Controlling Interests

•	Q2FY25 at ₹13.4 billion, a YoY decline of 9% and a QoQ decline of 4%. As % to Revenues – Q2FY25: 16.7% | Q2FY24: 21.5% | Q1FY25: 18.1%.

Excluding the impact of one-time acquisition related cost, impairment charge on non-current assets, one-time tax expense, underlying profit after tax before non-controlling interests stood at 18.0% of revenues.

H1FY25 at ₹27.3 billion, a YoY decline of 5%. As % to Revenues – H1FY25: 17.4% | H1FY24: 21.2%.

Non-Controlling Interests (NCI)

•	Q2FY25 at ₹0.9 billion. This primarily includes the share in a one-time deferred tax asset recognized in the subsidiary books (Dr. Reddy’s and Nestlé Health Science Limited) on account of transfer of Dr. Reddy’s nutraceuticals business to the subsidiary and consequently allocated to NCI.

Profit attributable to Equity Holders of Parent Company

•	Q2FY25 at ₹12.6 billion, a YoY decline of 15% and a QoQ decline of 10%. As % to Revenues – Q2FY25: 15.7% | Q2FY24: 21.5% | Q1FY25: 18.1%.

Excluding the impact of one-time acquisition related cost, impairment charge on non-current assets, one-time tax expense, underlying profit after tax attributable to equity holders of parent company stood at 19% of revenues.

H1FY25 at ₹26.5 billion, a YoY decline of 8%. As % to Revenues – H1FY25: 16.9% | H1FY24: 21.2%.

Diluted Earnings per Share (EPS)

•	Q2FY25 is ₹15.04. H1FY25 is ₹31.73.

The Earnings per share has been arrived at on the increased number of shares pursuant to the stock split of one fully paid-up equity share of Rupees five each into five fully paid-up equity share of Rupee one each.

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Other Highlights:

Earnings before Interest, Tax, Depreciation and Amortization (EBITDA)

•	Q2FY25 at ₹22.8 billion, YoY growth of 5% and QoQ growth of 6%. As % to Revenues – Q2FY25: 28.4% | Q2FY24: 31.7% | Q1FY25: 28.2%.

Excluding the impact of one-time acquisition related cost, EBITDA stood at 29.1% of sales.

•	H1FY25 at ₹44.4 billion, a YoY growth of 3%. As % to Revenues – H1FY25: 28.3% | H1FY24: 31.7%.

Others:

•	Operating Working Capital : As on 30th September 2024 at ₹120.7 billion.

•	Capital Expenditure: Q2FY25 at ₹7.4 billion.

•	Free Cash Flow: Q2FY25 at ₹2.0 billion.

•	Net Cash Surplus: As on 30th September 2024 at ₹18.9 billion

•	Debt to Equity: As on 30th September 2024 is (0.06)

•	ROCE: Q2FY25 at 28.5% (Annualized)

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About key metrics and non-GAAP Financial Measures

This press release contains non-GAAP financial measures within the meaning of Regulation G and Item 10(e) of Regulation S-K. Such non-GAAP financial measures are measures of our historical performance, financial position or cash flows that are adjusted to exclude or include amounts from the most directly comparable financial measure calculated and presented in accordance with IFRS.

The presentation of this financial information is not intended to be considered in isolation or as a substitute for, or superior to, the financial information prepared and presented in accordance with IFRS. Our non-GAAP financial measures are not based on any comprehensive set of accounting rules or principles. These measures may be different from non-GAAP financial measures used by other companies, limiting their usefulness for comparison purposes.

We believe these non-GAAP financial measures provide investors with useful supplemental information about the financial performance of our business, enable comparison of financial results between periods where certain items may vary independent of business performance, and allow for greater transparency with respect to key metrics used by management in operating our business.

For more information on our non-GAAP financial measures and a reconciliation of GAAP to non-GAAP measures, please refer to "Reconciliation of GAAP to Non-GAAP Results" table in this press release.

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All amounts in millions, except EPS

Reconciliation of GAAP Measures to Non-GAAP Measures

Operating Working Capital

Particulars	As on 30th Sep 2024
(₹)
Inventories	72,039
Trade Receivables	84,398
Less:
Trade Payables	35,776
Operating Working Capital	120,661

Free Cash Flow

Particulars	Three months ended 30th Sep 2024
(₹)
Net cash generated from operating activities	16,538
Less:
Taxes	(7,223)
Investments in Property, Plant & Equipment, and Intangibles	(7,279)
Free Cash Flow before Acquisitions	2,036
Less:
Acquisitions related Pay-out	(51,442)
Free Cash Flow	(49,406)

Net Cash Surplus and Debt to Equity

Particulars	As on 30th Sep 2024
(₹)
Cash and Cash Equivalents	11,330
Investments	52,944
Short-term Borrowings	(40,021)
Long-term Borrowings, Non-Current	(7,361)
Less:
Restricted Cash Balance – Unclaimed Dividend and others	177
Lease liabilities (included in Long-term Borrowings, Non-Current)	(3,561)
Equity Investments (Included in Investments)	1,388
Net Cash Surplus	18,888
Equity	309,283
Net Debt/Equity	(0.06)

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Computation of Return on Capital Employed

Particulars	As on 30th Sep 2024
(₹)
Profit before Tax	19,167
Less:
Interest and Investment Income (Excluding forex gain/loss)	1,262
Earnings Before Interest and taxes [A]	17,905

Average Capital Employed [B]	250,862

Annualized Return on Capital Employed (A/B) (Ratio)	28.5%

Computation of Capital Employed:

Particulars	As on
	Sep 30, 2024	Mar 31, 2024
Property Plant and Equipment	86,693	76,886
Intangibles	92,119	36,951
Goodwill	11,773	4,253
Investment in Equity Accounted Associates	4,779	4,196
Other Current Assets	28,217	22,560
Other Investments	1,200	1,059
Other Non-Current Assets	1,510	1,632
Inventories	72,039	63,552
Trade Receivables	84,398	80,298
Derivative Financial Instruments	63	(299)
Less:
Other Liabilities	47,840	46,866
Provisions	5,260	5,444
Trade payables	35,776	30,919
Operating Capital Employed	293,865	207,859
Average Capital Employed	250,862

Computation of EBITDA

Refer page no. 3 & 4.

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Earnings Call Details

The management of the Company will host an Earnings call to discuss the Company’s financial performance and answer any questions from the participants.

Date: November 5, 2024

Time: 19:30 pm IST | 09:00 am ET

Conference Joining Information

Option 1: Pre-register with the below link and join without waiting for the operator
https://services.choruscall.in/DiamondPassRegistration/register?confirmationNumber=2636091&linkSecurityString=1174e664fe

Option 2: Join through below Dial-In Numbers
Universal Access Number:	+91 22 6280 1219 +91 22 7115 8120
International Toll-Free Number:	USA: 1 866 746 2133 UK: 0 808 101 1573 Singapore: 800 101 2045 Hong Kong: 800 964 448

No password/pin number is necessary to dial in to any of the above numbers. The operator will provide instructions on asking questions before and during the call.

Play Back: The play back will be available after the earnings call, till November 11th, 2024. For play back dial in phone No: +91 22 7194 5757, and Playback Code is 03706.

Transcript: Transcript of the Earnings call will be available on the Company’s website: www.drreddys.com

About Dr. Reddy’s: Dr. Reddy’s Laboratories Ltd. (BSE: 500124, NSE: DRREDDY, NYSE: RDY, NSEIFSC: DRREDDY) is a global pharmaceutical company headquartered in Hyderabad, India. Established in 1984, we are committed to providing access to affordable and innovative medicines. Driven by our purpose of ‘Good Health Can’t Wait’, we offer a portfolio of products and services including APIs, generics, branded generics, biosimilars and OTC. Our major therapeutic areas of focus are gastrointestinal, cardiovascular, diabetology, oncology, pain management and dermatology. Our major markets include – USA, India, Russia & CIS countries, China, Brazil, and Europe. As a company with a history of deep science that has led to several industry firsts, we continue to plan and invest in businesses of the future. As an early adopter of sustainability and ESG actions, we released our first Sustainability Report in 2004. Our current ESG goals aim to set the bar high in environmental stewardship; access and affordability for patients; diversity; and governance.

For more information, log on to: www.drreddys.com.

Disclaimer: This press release may include statements of future expectations and other forward-looking statements that are based on the management’s current views and assumptions and involve known or unknown risks and uncertainties that could cause actual results, performance, or events to differ materially from those expressed or implied in such statements. In addition to statements which are forward-looking by reason of context, the words "may", "will", "should", "expects", "plans", "intends", "anticipates", "believes", "estimates", "predicts", "potential", or "continue" and similar expressions identify forward-looking statements. Actual results, performance or events may differ materially from those in such statements due to without limitation, (i) general economic conditions such as performance of financial markets, credit defaults , currency exchange rates , interest rates , persistency levels and frequency / severity of insured loss events (ii) mortality and morbidity levels and trends, (iii) changing levels of competition and general competitive factors, (iv) changes in laws and regulations and in the policies of central banks and/or governments, (v) the impact of acquisitions or reorganization , including related integration issues, and (vi) the susceptibility of our industry and the markets addressed by our, and our customers’, products and services to economic downturns as a result of natural disasters, epidemics, pandemics or other widespread illness, including coronavirus (or COVID-19), and (vii) other risks and uncertainties identified in our public filings with the Securities and Exchange Commission, including those listed under the "Risk Factors" and "Forward-Looking Statements" sections of our Annual Report on Form 20-F for the year ended March 31, 2024. The company assumes no obligation to update any information contained herein.” The company assumes no obligation to update any information contained herein.

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